November 25, 2013

Ms. Amanda Ravitz
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re:	SuperCom Ltd.
Amendment No 1 to Registration Statement
on Form F-1, Filed August 26, 2013
File No. 333-189810

Dear Ms. Ravitz:

Set forth below are the responses of SuperCom Ltd. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding Amendment No. 1 to its Registration Statement on Form F-1 that was filed on August 26, 2013.  Concurrently with this letter, the Company is submitting Amendment No. 2 to the Form F-1 Registration Statement (the “Amendment”).

The paragraphs below are numbered to correspond to the Staff’s comments as set forth in the Staff’s letter dated September 11, 2013.  In each instance, we have repeated the Staff’s comment in italics and set forth our response in plain type below the relevant comment.

Prospectus Cover Page

1.  We note your response to prior comment 2.  Please include the names of the lead underwriters in the next amendment to the registration statement.  Please be advised that we will defer further review of any amendment that does not include the names of the lead underwriters in response to our comment and we will proceed with our review only when the lead underwriters are named in an amendment to the registration statement.

Response

We have included the name of Aegis Capital Corp., the lead underwriter, in Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Statements, page 30

2.  We note that you are reflecting the receipt of $24 million of offering proceeds from the issuance of shares being registered in this offering within your pro forma balance sheet.  Please explain to us why reflecting the cash impact of the issuance of these shares as a pro forma adjustment is factually supportable.  Within your discussion, please confirm to us and revise the filing to disclose, if true, that the $24 million offering is a firm commitment offering from an underwriter.

Response

The Staff is respectfully advised that as reflected in the “Use of Proceeds,” the proceeds of this offering will be used to finance the proposed acquisition and support our anticipated growth.  We believe that the reflection of the cash impact of the issuance of the shares as a pro forma adjustment is both appropriate and understandable to investors under the circumstances of the firm commitment offering of our shares by Aegis Capital Corp.  As indicated above, Amendment No. 2 reflects the fact that the offering is being made on a firm commitment basis.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 33

Note 1.  Description of Transaction and Basis of Presentation, page 33

3.  We note that you agreed to pay an additional $12.5 million of contingent consideration for earn-out payments based upon performance and milestones.  We further note that you determined the fair value of this contingent consideration to be $7 million.  Please revise your filing to clearly explain how you determined the $7 million fair value for this contingent consideration.  Disclose the significant assumptions and how the significant assumptions were determined.

Response

The Staff is respectfully advised that the acquisition has not been consummated and we have yet to complete a valuation of the contingent liability arising from the earn-out mechanism. However, for the purpose of the pro forma financial statements we used our best efforts to estimate the earn-out as follows:

The earn-out mechanism is comprised of two components.  One component of the earn-out amount of $7 million is calculated as 7% of revenues generated by the combined company during the next seven years up to the $7.5 million payment is reached.  We assigned high probability of achievement to this portion of the earn-out and estimated the fair value to be approximately $5 million.  The second component of the earn-out is payable only if specific revenue leads materialize into future contracts.  The $5 million payable for such leads is payable in increments of $1.6 million for every $20 million of such new contracts up to the $5 million cap. We estimate the fair value of the second component to be approximately $2 million.   Each additional contract would also be eligible for the 7% of revenues earn-out described above.  We have assumed that such contingent liability would not change during the pro-forma period based on our assessment of the likelihood of such payments. Accordingly, we have not included in the pro-forma statement of performance any consequences related to changes in the liability that the accounting standards requires to be included in earnings.  We have revised the pro-forma notes to include that information.

Note 3.  Pro forma Adjustments Related to the Acquisitions, page 33

4.  Reference is made to adjustment (c).  Please revise this Note to clearly disclose how the $1 million depreciation and amortization adjustment for the fixed assets and intangible assets purchased as part of this acquisition was calculated.  Your revisions should include disclosures of the significant assumptions underlying the adjustment and how the significant assumptions were determined.

Response

As indicated above, we have  not completed our purchase price allocation or determination of the useful lives of assets to be acquired because the transaction has not been consummated as yet.  However, the definitive agreement identifies the assets to be acquired other than goodwill (i.e., customers contracts and IP).  Based on our knowledge of the industry we assigned fair values to those assets based on replacement cost for the IP and detailed calculation of expected revenues from the customer contracts and free cash flows derived from such revenues discounted at a commensurate discount factor.  We assumed straight line amortization of the IP to be acquired and with respect to the customer contracts, we assumed an amortization schedule based on the pattern of expected cash flows. We have revised the notes to include such explanations.

5.  Reference is made to adjustments (d) and (f).  We note you are to pay $10 million of cash consideration for the SmartID Division of OTI by paying $5 million upon closing and an additional $5 million by February 13, 2014.  Please tell us and revise this Note to explain why you reflected the entire $10 million payment as a credit to cash considering that a portion of the consideration is to be paid upon closing and the balance due will be paid at a later date.  Also, revise the Note to explain in further detail what portion of the cash pro forma adjustment amount relates to the elimination of certain assets and liabilities of OTI's SmartID Division which are not to be acquired or assumed by you.

Response

The Staff is respectfully advised that if the offering is successfully completed we will make the $10 million payment immediately upon closing.  Under the terms of the agreement, the full $10 million is payable immediately if the offering is successful, which we have assumed to be the case. Accordingly, we credited the entire $10 million for such purpose.  We have revised the description of the agreement to clarify this point.  Furthermore, we note the Staff's comment as to the pro-forma adjustment to cash relating to the elimination of certain assets and liabilities of OTI's SmartID Division which are not to be acquired or assumed by our company  and have  revised the notes  to make this clearer.

6.  Reference is made to adjustment (e).  Please tell us and revise your filing to explain why your $1.7 million adjustment for deferred tax assets related to this acquisition impacted your accumulated deficit.  Please tell us the authoritative accounting literature that you considered when determining the required pro forma tax related adjustments associated with this pending acquisition.

Response

We have revised the pro forma adjustments to eliminate any adjustment for deferred tax assets related to the acquisition.

Note 6.  Purchase Price Allocation, page 34

7.  We note you allocated $4.5 million and $10 million of the purchase price to “software and other IP” and “customer contracts,” respectively.  Please revise the filing to provide management’s significant assumptions and the basis for the significant assumptions used in determining the fair value of these intangible assets, including the estimated useful lives thereof.

Response

We refer you to our response to comment no. 3 above as to the early stages of the process of allocating the consideration to assets acquired.  The Staff is respectfully advised that we assigned those values and useful lives based on our knowledge of the industry and discussions with the seller and the terms of the definitive agreement that specified the assets to be acquired.  Values were assigned based on knowledge of the industry and the historical contribution of each asset to be acquired to the revenue generation process. We have revised the notes to include such explanations.

Index to Financial Statements, page F-1

8.  Please revise the filing, as necessary, to include updated financial statements and related disclosures.  Refer to the guidance at Item 8(A)(5) of Form 20-F.

Response

We have included updated financial statements and related disclosures in conformance with the guidance at Item 8(A)(5) of Form 20-F.

SuperCom Ltd. Financial Statements, page F-2

Notes to Consolidated Financial Statements, page F-10

9.  We note you disclosed that you adjusted all share and per share numbers in the prospectus, other than your historical financial statements, for a 1 share for 4.250002 shares reverse stock split that was effected on August 23, 2013.  Please revise your historical financial statements to reflect the reverse stock split based upon the guidance in 260-10-55-12 of the FASB Accounting Standards Codifications and SAB Topic 4(C) or alternatively, please tell us how you complied with this guidance.  Please consider the impact of this comment on your pro forma financial statements and related Notes beginning on page 30.

Response

We have revised the historical financial statements to retroactively reflect the reverse stock split.

10.  Further to the above, please explain to us how your independent auditors considered referencing and dual-dating their audit opinions on pages F-2 and F-3 related to the reverse stock split that was effected on August 23, 2013.

Response

Our independent auditors have dual dated their audit opinions to reflect the reverse split.

If you have any questions as to the contents of this letter, please contact our counsel, Steven J. Glusband at (212) 238-8605.

Thank you for your assistance.

Very truly yours, /s/ Arie Trabelsi Chief Executive Officer